Mail Stop 4561

June 7, 2007

Robert J. Werra
2800 N Dallas Pkwy #100
Plano, TX 75093-5994

      Re: **American Republic Realty Fund I**
              Form 10-K for Fiscal Year Ended December 31, 2006
              Form 10-Q for Quarter Ended March 31, 2007
              File No. 000-11578

Dear Mr. Werra:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

      You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472 or the undersigned at (202) 551-3413 if you have questions.

                            Sincerely,

                            Cicely LaMothe
                            Accounting Branch Chief